District Metals Announces Closing of Private Placement Financing

NOT FOR DISTRIBUTION TO UNITED STATES NEWSWIRE SERVICES OR DISSEMINATION IN THE UNITED STATES

Vancouver, B.C.	December 14, 2021

December 14, 2021 - District Metals Corp. (TSX-V: DMX) (FRA: DFPP); ("District" or the "Company") has closed its previously announced brokered private placement financing pursuant to an agency agreement with Haywood Securities Inc. (the "Agent"), raising aggregate gross proceeds of $1,800,000 (the "Offering"). Under the terms of the Offering, the Company issued a total of 7,200,000 units (the "Units") at a price of $0.25 per Unit.

Garrett Ainsworth, President & CEO of District, commented: "This funding will allow us to continue the ongoing Phase II exploration program at our high grade polymetallic Tomtebo Property located in the Bergslagen Mining District of south-central Sweden planned to re-commence in early-2022. We are eager to continue advancing the highly prospective Tomtebo Property with a focus on defining the high grade polymetallic Steffenburgs zone, which recently returned 14.3 m at 9.5% Zn, 2.3% Pb, 40 g/t Ag, 0.4 g/t Au, and 0.2% Cu."

Each Unit consists of one common share in the capital of the Company and one-half of one common share purchase warrant (each whole such purchase warrant, a "Warrant"). Each Warrant will entitle the holder thereof to acquire one common share in the capital of the Company (a "Warrant Share") at $0.35 per Warrant Share for a period of 24 months from the closing date.

The net proceeds from the Offering will be used for exploration at the Company's Tomtebo Property in Sweden, and for working capital and general corporate purposes.

In consideration for its services, the Agent received a cash commission of up to 6% of the gross proceeds raised under the Offering, and was issued an aggregate of 358,320 compensation options, with each such compensation option entitling the holder to purchase one Unit of the Company at a price of $0.25 per Unit for a period of 24 months from the date of issuance.

All securities issued and issuable pursuant to the Offering are subject to a statutory hold period and may not be traded until April 15, 2022 except as permitted by applicable securities legislation and the rules and policies of the TSX Venture Exchange. The offering remains subject to the final approval of the TSX Venture Exchange (the "TSXV").

907-1030 West Georgia Street, Vancouver, BC, V6E 2Y3 Telephone: (604) 288-4430

Certain related parties of the Company participated in the Offering. The issuance of Units to related parties is considered to be a related party transaction within the meaning of TSXV Policy 5.9 and Multilateral Instrument 61-101 ("MI 61-101"). The Company has relied on the exemptions from the valuation and minority shareholder approval requirements of MI 61-101 (and Policy 5.9) as the fair market value of the Units issued to such persons does not exceed 25% of the Company's market capitalization.

The securities issued pursuant to the Offering have not been, and will not be, registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act") or any applicable U.S. state securities laws, and may not be offered or sold in the United States This news release shall not constitute an offer to sell or the solicitation of an offer to buy securities in the United States, nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful.

Technical Information

The scientific and technical information disclosed in this news release has been previously disclosed in the new release filed by the Company on SEDAR on November 22, 2021 titled, "District Intersects 14.3 m at 14.2% ZnEq on the Tomtebo Property". All scientific and technical information in this news release has been prepared by, or approved by Garrett Ainsworth, PGeo, President and CEO of the Company. Mr. Ainsworth is a qualified person for the purposes of National Instrument 43-101 - Standards of Disclosure for Mineral Projects.

About District Metals Corp.

District Metals Corp. is led by industry professionals with a track record of success in the mining industry. The Company's mandate is to seek out, explore, and develop prospective mineral properties through a disciplined science-based approach to create shareholder value and benefit other stakeholders.

The advanced exploration stage Tomtebo Property, located in the Bergslagen Mining District of south-central Sweden, is the Company's main focus. The Tomtebo Property comprises 5,144 ha, and is situated between the historic Falun Mine and Boliden's Garpenberg Mine located 25 km to the northwest and southeast, respectively. Two historic polymetallic mines and numerous polymetallic showings are located on the Tomtebo Property along an approximate 17 km trend that exhibits similar geology, structure, alteration and VMS/SedEx style mineralization as other significant mines within the district. Mineralization that is open at depth and along strike at the historic mines on the Tomtebo Property has not been followed-up and modern systematic exploration has never been conducted on the Property.

On Behalf of the Board of Directors

"Garrett Ainsworth"

President and Chief Executive Officer

(604) 288-4430

907-1030 West Georgia Street, Vancouver, BC, V6E 2Y3 Telephone: (604) 288-4430

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Cautionary Statement Regarding "Forward-Looking" Information.

This news release contains certain statements and information that may be considered "forward-looking statements" and "forward looking information" within the meaning of applicable securities laws. In some cases, but not necessarily in all cases, forward-looking statements and forward-looking information can be identified by the use of forward-looking terminology such as "plans", "targets", "expects" or "does not expect", "is expected", "an opportunity exists", "is positioned", "estimates", "intends", "assumes", "anticipates" or "does not anticipate" or "believes", or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might", "will" or "will be taken", "occur" or "be achieved" and other similar expressions. In addition, statements in this news release that are not historical facts are forward looking statements, including statements or information concerning the use of proceeds of the Offering, the Phase II exploration at the Company's Tomtebo Property, and final approval of the TSXV in connection with the Offering.

These statements and other forward-looking information are based on assumptions and estimates that the Company believes are appropriate and reasonable in the circumstances, including, without limitation, assumptions about the future prices of precious metals; the price of other commodities such as coal, fuel and electricity; currency exchange rates and interest rates; favourable operating conditions; political stability; timely receipt of governmental approvals, licences and permits (and renewals thereof); access to necessary financing; stability of labour markets and market conditions in general; availability of equipment; the accuracy of mineral resource estimates and preliminary economic assessments; estimates of costs and expenditures to complete the Company's programs and goals; and there being no significant disruptions affecting the development and operation of the project, including due to the COVID-19 pandemic.

There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations include risks associated with the business of the Company; business and economic conditions in the mining industry generally; the supply and demand for labour and other project inputs; changes in commodity prices; changes in interest and currency exchange rates; risks relating to inaccurate geological and engineering assumptions; risks relating to unanticipated operational difficulties; failure of equipment or processes to operate in accordance with specifications or expectations; cost escalations; unavailability of materials and equipment; government action or delays in the receipt of government approvals; industrial disturbances or other job action; unanticipated events related to health, safety and environmental matters; risks relating to adverse weather conditions; political risk and social unrest; changes in general economic conditions or conditions in the financial markets; and other risk factors as detailed from time to time in the Company's continuous disclosure documents filed with Canadian securities regulators. The Company does not undertake to update any forward-looking information, except in accordance with applicable securities laws.

907-1030 West Georgia Street, Vancouver, BC, V6E 2Y3 Telephone: (604) 288-4430